VISIONWAVE HOLDINGS CORP.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

April 7, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	VisionWave Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed March 21, 2025
File No. 333-284472

 Dear Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated April 3, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-4/A submitted March 21, 2025 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 2 to Registration Statement on Form S-4 Notice of Special Meeting of Stockholders, page 8

1.       You disclose on page 10, and elsewhere throughout the filing, the balance in the Trust account as of March 19, 2025 was $1,144,642, or $11.48 per share for the 99,666 remaining redeemable common stock shares. This appears to differ from the pro forma balance in the Trust after considering the $2.57 million paid for the March 7 redemptions, the March 12 deposit of $4,983 for a business deadline extension, and the interest earned of $25,668 as disclosed in pro forma adjustment (E). Please revise or advise. Ensure disclosure of the Trust balance on pages 27, 31, 48, 53, 90, 91, 97, 105 and 135 agree accordingly.

Response

This comment has been resolved by revising the amount in Adjustment (J) to $25,668 and the amount in Adjustment (M) to $37,458. These revisions adjust the balance in the Trust account to $1,144,642 after recording the following:

•	Interest earned in the Trust account of $25,668,

•	Extension deposits made to the Trust account of $37,458,

•	Share redemptions from the Trust account totaling $2,573,762, and

•	An interest withdrawal from the Trust account of $94,099.

The updated Trust balance is reflected consistently throughout the Registration Statement on pages 27, 31, 48, 53, 90, 91, 97, 105, and 135.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024, page 135

2.       We note the Transaction Accounting Adjustments columns under both Scenario 1 and Scenario 2 do not properly foot. Also, the individual line items in the Pro Forma Combined Columns do not foot across when adding the historical amounts for both Target and Bannix to the Transaction Accounting Adjustments disclosed. Additionally, several adjustments do not agree to information disclosed in either the pro forma footnotes or to disclosures elsewhere in the filing. For example, we note the following exceptions, which may not be a comprehensive list of all discrepancies in the pro forma financial statements. Please revise your pro forma balance sheet to ensure all adjustments agree to the appropriate amounts disclosed and that the columns properly total.

●	Pro forma adjustment (E) on page 140 indicates there was $25,668 of interest earned in the Trust since December 31, 2024, which is reflected in pro forma adjustment (J). While this is reflected in pro form adjustment (J) to accumulated deficit, the adjustment to the Trust account differs from this amount.

●	Pro forma adjustment (M) on page 140 states $37,457 has been deposited into the Trust for business deadline extensions, which includes the deposit made on March 12, 2025. However, the pro forma adjustment (M) amounts in the pro forma balance sheet to both the Trust account and Due to related parties differ from the amount disclosed in Note (M)

●	Revise to include footnote disclosure in Note 4 on page 139 to address pro forma adjustment (P), which appears to reflect the March 7, 2025, redemptions. Also, the amount paid for these redemptions as disclosed throughout the filing was $2,573,762, which agrees to pro forma adjustment (P) to redeemable common stock, but not to the related adjustment to the Trust account.

●	Pro forma adjustment (O) is included in the Due to related party line item under Scenario 1, but the offsetting entry to cash and cash equivalents is reflected under Scenario 2. Revise to clarify if, or whether, you have already received this cash and reflect the cash and related liability under the same scenario, as appropriate. If you have already received these funds, revise the amount due to the Sponsor and Related Parties that will be deferred until after the business combination as disclosed throughout the filing to reflect this additional funding.

Response

This comment has been resolved by the following revisions:

●	Adjustment (J) was revised to reflect $25,668 on the Trust account line, consistent with the same amount reflected on the accumulated deficit line.

●	Adjustment (M) was revised to reflect $37,458 on both the Trust account line and the Due to Related Party line, incorporating the March 2025 extension deposit.

●	Footnote disclosure for Adjustment (P) has been added to Note 4 on page 140.

●	Adjustment (O) was relocated to the Scenario 1 column under both cash and cash equivalents and Due to Related Party, providing consistent treatment and eliminating any mismatched scenario entries. The description for Adjustment (O) in Note 4 has also been revised to reflect that the additional funds will be drawn at the closing of the business combination.

These revisions collectively correct the noted discrepancies and ensure that all columns foot correctly in both Scenario 1 and Scenario 2.

VisionWave Technologies Inc. Notes to Unaudited Condensed Financial Statements Note 1. Organization

Liquidity, Capital Resources and Going Concern, page F-43

3.       We note your revised disclosures and response to prior comment 10. Please tell us what is meant my mitigating a “potential situation” of “forced sales,” and describe in more detail what prompted the sale of 264,112 AVAI shares in February and March 2025. Tell us how these sales will be recognized in Target’s financial statements, including the amount of any gain on sale that was recognized. Also tell us what is meant by the statement in your response that Target transferred the remaining 9.7 million shares to a transfer agent and is actively negotiating to sell these shares in a “fire sale.” Describe the nature of this intended transaction and what prompted Target to seek to sell these remaining shares.

Response

A.	Reason for Selling 264,112 AVAI Shares in February and March 2025:

Target management elected to liquidate a portion of its AVAI holdings (264,112 shares) as a strategic move to mitigate the risk of being deemed an “investment company” under the Investment Company Act of 1940. While the AVAI shares were acquired through a strategic relationship, their size, non-alignment with Target’s operational focus, and low liquidity raised concerns regarding regulatory compliance.

B.	Nature and Process of the Sales:

The 264,112 shares were sold gradually in open-market transactions over a period of more than 30 trading days. On many trading days, no sales could be executed, and sales were generally capped at 25% of daily trading volume. This drawn-out sales process illustrates the AVAI shares’ illiquidity. Based on this experience, Target estimates it would take over 50 months to liquidate its remaining 9.7 million shares through the open market.

C.	Accounting Treatment:

The shares were recorded at historical nominal cost ($0.001 per share). The gross proceeds of approximately $116,800 will be recorded as a realized gain in Q1 2025 and classified under “Other Income” per ASC 320-10-35.

D.	Clarification of “Forced Sale” and “Fire Sale”:

These terms were used informally. “Forced sale” refers to the strategic urgency perceived by management. “Fire sale” indicates a willingness to accept a discount in a negotiated block transaction in order to exit the position. The Company retains full discretion over whether and when to sell the remaining shares.

E.	Plan for Remaining 9.7 Million Shares:

Target is currently negotiating a private sale of the remaining 9.7 million shares to a strategic buyer. The sale, if at all, would occur as a single block transaction, rather than over the open market. This step is intended to eliminate potential classification as an investment company, de-risk the balance sheet, and return the Company’s focus to its core AI defense technologies.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,
/s/ Douglas Davis
Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq. Robert Yaspan, Esq.